

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

January 20, 2012

<u>Via E-mail</u>
Ilan Daskal
Chief Financial Officer
International Rectifier Corporation
101. N. Sepulveda Blvd
El Segundo, CA 90245

> **Re: International Rectifier Corporation**
> **Form 10-K for the Fiscal Year Ended June 26, 2011**
> **Filed August 22, 2011**
> **File No. 001-07935**

Dear Mr. Daskal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Income Taxes, page 37

1.   We note from your disclosures on page 37 and page 97 that the effective tax rate was (5.6) percent for the fiscal year ended June 26, 2011. Additionally, we note from your disclosure on page 37 that the rate for the fiscal year ended June 26, 2011 was lower than the U.S. federal statutory rate of 35 percent primarily due to a release of valuation allowances, among other factors. Also, we note that your disclosure on page 38 describes the nature of and quantifies <u>some</u> of the factors related to the release of your valuation allowances, which caused the 19.2 percent decrease to the U.S. federal statutory tax rate of 35 percent. Based on the above, it appears that there are other factors that caused a

       change in your valuation allowances, which factored into this 19.2 percent decrease to the U.S. federal statutory tax rate of 35 percent for the fiscal year ended June 26, 2011. With a view towards future disclosure, please explain the nature of and quantify fully each factor related to the release of your valuation allowances, which caused this 19.2 percent decrease to your U.S federal statutory tax rate for the fiscal year ended June 26, 2011.

2.   We note from your disclosures on page 37 and page 97 that the effective tax rate was (182.3) percent for the fiscal year ended June 27, 2010. Additionally, we note from your disclosure on page 37 that the rate for the fiscal year ended June 27, 2010 was lower than the U.S. federal statutory rate of 35 percent primarily due to a release of contingent liabilities related to uncertain tax positions, among other factors. With a view towards enhanced future disclosure, please explain the nature of and quantify fully each factor that caused the release of these contingent liabilities related to uncertain tax positions.

Liquidity and Capital Resources, page 38

3.   We note your disclosure on page 100 that income taxes have not been provided on approximately $79.1 million of undistributed earnings of foreign subsidiaries since those earnings are considered to be invested indefinitely. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a) (1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief